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                                                                    Exhibit 3.7


                             THE COMPANIES ACT 1992

                             ----------------------

                           COMPANY LIMITED BY SHARES

                           MEMORANDUM OF ASSOCIATION

                                       OF

                         PARADISE ACQUISITIONS LIMITED

1.   The name of the Company is PARADISE ACQUISITIONS LIMITED.

2. The Registered Office of the Company will be situate in the Island of New Providence one of the Islands in The Commonwealth of The Bahamas.

3. The object or purpose for which the Company is established is to engage in any act or activity that is not prohibited under any law for the time being in force in The Commonwealth of The Bahamas.

4.   The liability of the members is limited.

5. The capital of the Company is Five thousand Dollars (US$5,000.00) in the currency of the United States of America divided into Five thousand (5,000) shares of One Dollar (US$1.00) each, with power to increase the capital and to divide the shares in the capital for the time being, whether original or increased, into several classes, and to attach thereto respectively any preferential, deferred, qualified, or special rights, privileges or conditions, whether as to voting or otherwise.

6. The Company shall be a Private Company and accordingly no shares nor any class of shares shall be offered to the public for subscription.

7. The number of shareholders being signatories to this Memorandum and subscribing for shares hereunder shall be Two (2) who hereby subscribe for One (1) share each, each share having a par value of US$1.00, for an aggregate value of US$2.00.